Regions Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of Regions Funds:

Portfolios of Regions Funds		File No.

Balanced Fund				811-6511
Value Fund				811-6511
Growth Fund				811-6511
Fixed Income Fund			811-6511
Limited Maturity Government Fund	811-6511
Aggressive Growth Fund			811-6511
Treasury Fund				811-6511


We have examined management's assertion about Regions
Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of June 14, 1999, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, as of June 14, 1999, and with respect to agreement of security purchases and sales, for the period from November 30, 1998
(the date of our last examination) through June 14, 1999:

1.  Confirmation of all securities held by The Depository
Trust Company (DTC) and/or by the Federal Reserve Book
Entry System (FED), for the account of Regions
Financial Corporation (RFC), the Custodian, located in
Birmingham, Alabama;

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Regions Financial Corporation records; and

5. Agreement of a total of 7 security purchases and a total of 7 security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Regions
Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 14, 1999 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Regions Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP


December 10, 1999